Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT THE CMS HAS UPDATED THE
REIMBURSEMENT CODE FOR INSIGHTEC’S EXABLATE NEURO TREATMENT FOR
ESSENTIAL TREMOR

Tel Aviv, Israel, December 14, 2017, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, further to its previous announcement dated November 16, 2016, that it was informed by Insightec Ltd. (“Insightec”), that the Centers for Medicare and Medicaid Services (the “CMS”) updated the reimbursement code for Exablate Neuro treatment for essential tremor, as follows:

1.	On November 2016 the CMS has decided to associate Insightec’s Exablate Neuro system (for essential tremor treatment), a reimbursement code with a payment level of USD9,751.

2.	Beginning January 1, 2018, the primary procedure code for Movement Disorders (essential tremor) is assigned to new technology level and will be paid at USD17,500.50 for medicare beneficiaries (if deemed medically appropriate).

3.	The CMS decision is one of several steps toward gaining appropriate reimbursement for MRgFUS for essential tremor. This needs to be followed by CMS regional offices approval to the reimbursement for the Exablate Neuro treatment, for their patients.

The CMS’s regional offices are yet to adopt the CMS decision and as of the date of this report, Insightec is unable to assess whether, when and in what manner the CMS’s regional offices will adopt the CMS decision. Therefore, at this stage, Insightec is unable to assess the impact of the CMS recommendation on its business.

About Insightec

The Company holds approximately 89.6% of Elbit Meidical Ltd.’s outstanding share capital (86.6% on a fully diluted basis), which in turn holds 31% of the outstanding share capital of Insightec (25% fully diluted basis) which is a private company.

Insightec’s Exablate Neuro platform is transforming medicine by presenting a non-invasive treatment alternative that combines two technologies: Focused Ultrasound, which is used to lesion the targeted tissue deep in the brain, and Magnetic Resonance Imaging (MRI), which is used to guide the ultrasound waves to the specific target tissue and provide real-time feedback on treatment progress and outcomes.

Essential tremor is the most common movement disorder, affecting millions people worldwide. It is a progressive and debilitating neurological condition that causes a rhythmic trembling of the hands, head, voice, legs or trunk.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com